Exhibit 99.1

VIA optronics AG To Showcase Innovative Technologies at the 28th Annual Vehicle Displays & Interfaces Symposium

Nuremberg, Germany: September 23, 2021 - VIA optronics AG (NYSE: VIAO) (“VIA”), a leading supplier of interactive display systems and solutions, today announced that it will exhibit at the Society for Information Display (SID) Vehicle Displays & Interfaces 28th Annual Symposium & Expo. The event will take place on September 28-29, 2021 at the Burton Manor Conference Center in Livonia, Michigan. VIA will showcase its products in Booths #58 and #59.

“We are excited to participate at SID’s annual symposium and to showcase a number of exciting technologies. Our team is looking forward to meeting our customers and partners in person again,” said Jürgen Eichner, CEO & Founder of VIA optronics.

VIA will showcase a demo of an Interactive Display & Sensing System (IDS) leveraging the company’s core competencies in the areas of display, optical bonding, copper metal mesh touch sensor technology, and automotive camera technology. VIA’s solutions meet the needs for multiple end markets like the automotive market in which superior functionality and durability is a critical differentiating factor. The optimal customized combination of our components and software functionality enables high performance system solutions for Next-Generation Cockpits including ADAS functionality and high sunlight readability. The company will also showcase a demo introducing bonded OLED displays on a cold formed cover glass.

About VIA:

VIA is a leading provider of interactive display solutions for multiple end markets in which superior functionality or durability is a critical differentiating factor. Its customizable technology is well-suited for high-end markets with unique specifications and demanding environments that pose technical and optical challenges for displays, such as bright ambient light, vibration and shock, extreme temperatures, and condensation. VIA’s interactive display systems combine system design, interactive displays, software functionality, cameras, and other hardware components. VIA’s intellectual property portfolio, process know-how, optical bonding, metal mesh touch sensor and camera module technologies provide enhanced display solutions built to meet the specific needs of its customers.

Further information on the Company can be found in its Annual Report on Form 20-F for the year ended December 31, 2020 (the “Annual Report”), which the Company has filed with the U.S. Securities and Exchange Commission. You can access a PDF version of the Annual Report at VIA’s Investor Relations website, https://investors.via-optronics.com/investors/financial-and-filings/annual-reports/default.aspx. A hard copy of the audited consolidated financial statements can also be requested free of charge by contacting the investor relations team via the information provided below.

Forward-Looking Statements

Statements in this press release about future expectations, plans and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements.” These statements include, but are not limited to, statements relating to the expected trading commencement and closing dates. The words, without limitation, “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these or similar identifying words. Forward-looking statements are based largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy, short-term and long-

term business operations and objectives, and financial needs. These forward-looking statements involve known and unknown risks, uncertainties, changes in circumstances that are difficult to predict and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statement, including, without limitation, the risks described under Item 3. “Key Information—D. Risk Factors,” in our Annual Report on Form 20-F as filed with the US Securities and Exchange Commission. Moreover, new risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this release may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. We caution you therefore against relying on these forward-looking statements, and we qualify all of our forward-looking statements by these cautionary statements. Any forward-looking statements contained in this press release are based on the current expectations of VIA’s management team and speak only as of the date hereof, and VIA specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

Investor Relations for VIA optronics

The Blueshirt Group

Monica Gould

Monica@blueshirtgroup.com

+1-212-871-3927

Lindsay Savarese

Lindsay@blueshirtgroup.com

+1-212-331-8417

Media Contact:

Alexandra Müller-Plötz

AMueller-Ploetz@via-optronics.com

+49-911-597 575-302